FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing as Material Information the resignation of a member of Banco de Chile’s board of directors.

Santiago, March 12, 2026

Ms.

Catherine Tornel León

President

Financial Market Commission

Present

 Ref.: Material Information/

Of our consideration:

Pursuant to Articles 9 and 10 of Law No. 18,045 on Securities Market, Chapter 18-10 of the Restated Regulations for Banks issued by the Financial Market Commission (“CMF”) and General Rule 30 of the CMF, I inform you as Material Information, that by a letter dated today, Mr. Andrés Ergas Heymann has submitted his resignation to the position of Regular Director of Banco de Chile, effective as of today. At the Ordinary Meeting of the Board of Directors No. BCH 3,048, held on March 12 of the current year, the Bank’s Board of Directors acknowledged the abovementioned resignation, and accepted it.

In addition, pursuant to article eighth of the Bank’s bylaws, the First Independent Alternate Director, Mr. Paul Furst Gwinner, assumed the position of Independent Regular Director.

Sincerely,

Eduardo Ebensperger Orrego

CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2026

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO